CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive		(301) 263-0200
Bethesda, Maryland 20817		Fax (301) 576-5193
December 30, 2008

VIA FACSIMILE (202-772-9205) AND EDGAR

Jessica Plowgian, Attorney Examiner
Kyle Moffatt, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           Millennium Group Worldwide Incorporated (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 10 SEC Comment Letter and Possible Associated P.E. No. 11

Dear Ms. Plowgian and Mr. Moffatt:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide Incorporated (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current December 23, 2008 comment letter (the “current comment letter”), we hereby file this response to the staff’s current comments, this response superseding the Supplemental Letter forwarded December 24 and 29, 2008.  Please note that this response letter (to being filed today on EDGAR as Correspondence) relates to filing changes responsive to the remaining comments either as a 424(b) Prospectus or as Pre-Effective Amendment No. 11 we are prepared to file following Mr. Moffatt’s suggested pre-review of these materials.  Moreover, we understand that Mr. Moffatt, subject to confirmation of the modest edits addressed in a conference call late yesterday afternoon, has no further accounting comments.

With regard to these comments:

1.	Certain Related Party Transactions—page 14:
•	As to the $614,891 in our financial statements:
o
You will note that the audit issued for the period ending December 31, 2007 was a going concern opinion.  Since additional funds have been needed due to our delay in being able to accept equity through stock sales, we have continued to operate with the president receiving loans and, in turn, loaning those funds to the Company for operations.

o
Therefore, the only related parties who have lent money directly to the Company since inception have been Mr. Jackson (as to which the Company has agreed to reimburse $300,191 less the recent $49,080 paid Mr. Lane on his Note or a net $251,111), Ms. White (as to which the Company has agreed to reimburse $125,000 if the minimum Offering is raised), Ron Avery ($189,000) and Mr. Lane ($49,080), all of which have been disclosed in the Prospectus, including the repayment of Mr. Lane which is currently being forwarded

o
We believe the disclosures in Related Party Transactions and (pages 15-16) footnotes 1, 2 and 3 to “The Company—Security Ownership by Beneficial Owners and Management (pages 37-8), copies of which are attached, as hereby amended, adequately covers this issue.

o	The source of repayments will be revenue from projects and the IPO, the latter being a critical reason this Registration Statement needs to be declared effective just as soon as possible.
•	With regard to the funding from Mr. Lane:
o	When the Company defaulted on the Note, the terms were renegotiated.
o	The prior $27,500 October 2008 was accepted in full satisfaction of the April 2008 loan principal.
o	$3,300 of the $38,090 total due on or before December 31, 2008 represents the payment of 10 months interest at 18%
o	In return for his waiver of rights Mr. Lane previously had in Mr. Jackson’s shares (held as security for the Note), $44,790 ($9,080 less the $3,300 interest component was required to be paid.
o	In fact, such payment is concurrently being forwarded to Mr. Lane
•
We believe the disclosures in Related Party Transactions and (pages 15-6) footnotes 1, 2 and 3 to “The Company—Security Ownership by Beneficial Owners and Management (pages 37-8), as hereby proposed to be amended (and copies of which are attached), now adequately covers this issue.

2.	Liquidity and Capital Resources —page 39:

The Company believes that this is addressed in our response to Comment 1 above and the affected pages are attached.  We have further expanded to reflect the comments relayed in a telephone conversation late yesterday between Assistant Director Spirgel and the undersigned

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, Page I-7

3.
Specific items were noted based on the revenue recognition policy as well as detailed information given on the contract and revenue generated from Catoca Mining in 2008.  We have further expanded Notes to the September 30, 2008 unaudited financials to reflect the disclosures made in a telephone conversation late yesterday between Accounting Branch Chief Moffat and Company representatives, including the undersigned.

4.
The footnote was expanded to include the specific information regarding Catoca Mining revenue in 2008.  As per EITF 00-21, the revenue was shown to be broken up into different specific projects and services.  Each of these projects is deemed by management to be a separate specific project with its own recognition of revenue and costs.  We have further expanded Notes to the September 30, 2008 unaudited financials to reflect the disclosures made in a telephone conversation late yesterday between Accounting Branch Chief Moffat and Company representatives, including the undersigned.

Regarding revenue recognition Method 1:

5.	The revenue recognition policy was revised to include the four criteria as discussed in SAB 104.

Regarding revenue recognition Method 2:

6.
The revenue recognition policy was revised and expanded for the percentage of completion method to include the detailed analysis based on SOP 81-1 and SAS 57.  Specifics for the current Catoca mining contract are detailed in the current notes to the financial statements versus the Company revenue recognition policy.

7.
The revenue recognition policy was revised and expanded for the percentage of completion method to include the fact that the method of recognition is based on the period costs and as a percentage of total cost estimates for the project.

8.	The revenue recognition policy was revised and expanded for the percentage of completion method to include the detailed analysis based on SOP 81-1 and SAS 57.

Regarding revenue recognition Method 3:

9.	The policy was revised to be more specific on the installment of revenue recognition as described in SFAS 66.

Regarding revenue recognition Method 4:

10.	Has been revised to add a paragraph adding information regarding SFAC No. 5 paragraphs 83(b) and 84 (a).
Given the foregoing, while the language of the Note and the Revenue Recognition Policy has been revised as reflected in the attached mark-up relative to P.E. No. 10, the data (i.e., the numbers) in the financials are unaffected and without impact.

Exhibits/Needed for a P.E. No. 11
11.
We responded to your comments by providing the Ronco Agreement even though we had previously indicated in the Exhibits and consistently in the Prospectus through multiple P.E.s that such contract had been terminated.  Since we have indicated that such agreement has been terminated, what benefit accrues by filing a P.E. No. 11 to reflect Exhibit 10.8 as being “reserved,” the latter I submit actually being a step backward in disclosure we would submit.  Forcing yet another P.E. that addresses is really overkill, a level of micro-management that is not in the public interest and respectfully may and should be waived.  That is especially the case since (i) almost all the comments deal with accounting issues that aren’t even in the Prospectus, but rather can be filed as Correspondence on EDGAR and (ii) Comments 1 and 2 above may be addressed (see next paragraph) in a Rule 424(b) Prospectus.

With regard to the comments relayed orally yesterday by Assistant Director Spirgel
▪	See attached “Liquidity and Capital Resources” (pages 41-2) address the concerns about the Company’s funding
▪	In addition, Liquidity and Capital Resources has been upgraded to reflect expected funding over the next 12-18 months per the attached pages 41-2.
▪	The Summary of Financial Data (see attached page 6) reflects September 30, 2008 unaudited data rather than December 31, 2007 audited statement.

We trust the foregoing is fully responsive to all remaining open issues.

In the event there are flourishes and details and/or questions still remaining upon the staff’s review, we are willing to reconvene a conference call with Tad Timbrook, assistant to Mr. Jackson, David Pearl (a consultant brought in to address the immediate and longer term revenue recognition issues) and Newell Daughtrey (CFO and Director).  If helpful, my freecon-ferencecall.com account can be reached by dialing 218-339-4300 and, when prompted, the pass-code is 382569#.

This Registration Statement was filed some 15 months ago. We are hopeful this Form S-1 can be  declared effective shortly (while we are concurrently filing this cover letter as Correspondence on EDGAR and the fine tuning on the Prospectus) that these aggregate changes be the subject of a 424(b) Prospectus, this being a perfect instance of that Rule’s appropriate use.  Very specifically, upon completion of your review of the materials here described, as attached, we trust all comments will have been satisfied, you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before 2:00 P.M., Friday, January 2, 2009.  Since the Company has filed a Rule 461 Request for Acceleration, I understand that a superseding Request is not required.

I look forward to coordinating such date of effectiveness as early as possible.

Very truly yours,

/s/ Carl N. Duncan
Carl N. Duncan, Esq.

cc:	Julius Jackson/Tad Timbrook
Kurt Benedict/Pioneer

MILLENNIUM GROUP WORLDWIDE, INC.
A DEVELOPMENT STAGE COMPANY
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Organization

Millennium Group Worldwide, Inc. (the “Company”) was organized as a Florida corporation on  March 25, 2002.

The Company was formed to meet the expanding needs of ethnic communities for consumer products and services. The Company intends to initially concentrate its operations in South Africa and Mozambique.

NOTE 2 – Summary of Significant Accounting Policies

Development Stage Enterprise:

The Company has had no substantial revenues and its activities, consisting of instituting its business plan, are accounted for as those of a “Development Stage Enterprise”.

Basis of Presentation:

The interim financial information is unaudited, but reflects, in the opinion of management, a fair statement of the results for the interim periods presented. These financial statements and accompanying notes should be read in conjunction with the Company’s annual financial statements and the notes thereto for the fiscal year ended December 31, 2007.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

We recognize revenue from services rendered when the following four recognition criteria are met:

1.	persuasive evidence of an arrangement exists
2.	services have been rendered
3.	the selling price is fixed or determinable
4.	collectability is reasonably assured
Additionally, revenue arrangements with multiple services are divided into separate units of accounting if the services in the arrangement meet the following criteria:

1.	the delivered item has value to the customer on a standalone basis
2.	there is objective and reliable evidence of the fair value of the undelivered item
3.	performance of the undelivered item is probable and within the Company control

 The Company only expects to have two types of revenue:

1.
Services Rendered - Revenue from product installation and services like drawings, project planning, etc., are recognized as services provided and the revenue is recorded as the related cost of the services

2.	Sale of Products - When either the products being manufactured for, or purchased and resold to, the customer for the job or services being delivered.

At times, a good faith deposit is given to the Company in advance of any work being done for a customer and those funds appear in the Company’s bank account prior to services being rendered or products being sold. Those funds will be recorded on the Company financial statements on the balance sheet as deferred revenue.

Given the forgoing, the Company has recognized both forms of revenue, product and service sales, in 2008. These revenues are for the contracts:

•	J.P. Morgan Chase (Marketing Agreement) signed in the 1st quarter of 2008
•	Catoca Mining (Fuel Distribution and Fire Protection contract) signed in the 1st quarter of 2008 with deferred revenue appearing in the 3rd quarter of 2008.

The Catoca Mining contract is broken up into specific separate projects based on measurable, distinct elements.  Period invoicing and thus revenue recognition entails calculating the percentage completed of each major element multiplied by the value assigned to that element from the schedule of values as defined in the contract. The period invoicing is subtracted from the total invoicing for the project to date costs and revenues. The result is the amount of billing and revenue to the client for that period. Any excess costs are accounted for as “Costs in excess of billings” while excess billings are accounted for as “Billings in excess of costs”. As estimated costs are revised upward or downward, the period in which the revenue is recognized will be adjusted accordingly for the revised costs. When current estimates of current revenue and contract costs indicate a loss, a provision for the entire loss on the contract will be made.

The Company recognized revenue in 2008 based on the Company Revenue Recognition Policies.

Deferred Taxes:

At September 30, 2008, the Company had an operating loss carry forward, totaling approximately $3,600,000 that may offset future taxable income. Accrued fees and interest to shareholders are not deductible for tax purposes until paid. The measurement of deferred taxes is based on provisions of enacted income tax law. Management does not have evidence to indicate the future period when the carry forwards will be offset by future income. Since future taxable income cannot be determined, a full valuation allowance has been provided.

Revenue Recognition Policy

For revenue to be recognized, the Company  identifies two key conditions that must be met according to SFAC 5, Recognition and Measurement in Financial Statements of Business Enterprises. They are:
1.	Completion of the earnings process

The Company must have no significant remaining obligation to the customer. If an order has been placed by the Customer, and the transaction is not complete or the Company promises extensive warranty coverage, it will not book the sale as revenue unless the cost of providing that service (i.e., warranty repair labor and parts) can be reasonably estimated. Additionally, if the Company sells a product with an unconditional return policy, the Company cannot book the sale until the window has expired (e.g., if the Company  promises unrestricted returns for cash until ninety days after the sale, the Company can not record the revenue until that period has elapsed.)

2.	Assurance of payment
In order to book revenue, the Company must be able to reasonably estimate the probability that it will be paid for the order.
Once the determination is made that conditions for revenue recognition, as described above, are met; the Company will use one of four different methods for revenue recognition based on the type of business activity.

Based on EITF 00-21, when the Company enters into an arrangement with multiple deliverables, the delivered item(s) will be considered a separate unit of accounting if all of the criteria are met:
1.	the service has value to the customer on a standalone basis
2.	there is objective and reliable evidence of the fair value of service
3.	performance of any service is probable.

Revenue Recognition Method 1: Sales Basis

Under the sales basis method, revenue is recognized by the Company based on SAB 104 which states the four criteria for recording revenue:

•	Persuasive evidence of an arrangement exists;
•	The price is fixed or determinable;
•	Collectability is reasonably assured; and
•	Delivery has occurred.

The sale can be for cash or credit (i.e., accounts receivable.) This means that revenue will not be recognized even if cash is received before the transaction is complete. As an example, if the Company receives a lump sum payment for a one year contract; the Company will only recognize a percentage of that revenue every month.

Revenue Recognition Method 2: Percentage of Completion

The Company will be involved in projects that can take years to deliver the product to the customer. In this case, the Company is responsible for building a product and wants to be able to show shareholders that it is generating revenue and profits even though the project itself is not yet complete. As a result, it will use the percentage of completion method for revenue recognition if two conditions are met: 1.) there is a long-term legally enforceable contract and 2.) it is possible to estimate the percentage of the projects complete revenues and costs.
Under this method, there are two ways revenue recognition could occur:

1.	Using milestones such as number of miles of road complete, in a road contract
If the Company is paid a lump sum on a road contract, for every mile the Company completes, the Company will recognize a percentage, of the total contract, in revenue on its income statement.
2.	Cost incurred to estimated total cost

Using this method, the Company would approach revenue recognition by comparing the cost incurred to-date by the total estimated  cost for the contract. For example: The Company (using the road contract above) would take the cost of the road, for the first month, in parts, material, labor, etc. and divide that by the total estimated cost of the contract. Then it would multiply the total revenue by the percentage of the cost incurred, and recognize this amount as revenue on its income statement.

Since most construction contracts by their nature are long-term, the underlying accounting principle known as matching — expenses follow revenues — would be violated if the revenue from the contract were recognized upon contract execution or sale of the services. Due to SOP 81-1 as stated below, the Company will use the Percentage of Completion method versus the Completed Contract method.
Under the Percentage of Completion method, the Company recognizes revenue over the life of the construction contract based on the degree of completion: 50% completion means recognition of one-half of revenues, costs, and income.
SOP 81-1 requires that the Percentage of Completion method be used in lieu of the Completed Contract method when all of the following are present:

1.	Reasonably reliable estimates can be made of revenue and costs;
2.	The construction contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement;
3.	The contract purchaser has the ability and expectation to perform all contractual duties; and
4.	The contract contractor has the same ability and expectation to perform.

Based on SAS 57, Management is responsible for making the accounting estimates included in the financial statements.  Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate an amount at the date of the financial statements.  Management’s judgment is normally based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of actions it expects to take.
Management is responsible for establishing a process for preparing accounting estimates.  The process normally consists of:

1.
Assuring that Management has the proper expertise to complete the estimate.  If it is determined that Management does not have the expertise, Management will seek experts in the field to assure proper estimates can be made.

2.	Identifying situations for which accounting estimates are required.
3.	Identifying the relevant factors that may affect the accounting estimates
4.	Accumulating relevant, sufficient, and reliable data on which to base the estimate
5.	Developing assumptions that represent management’s judgment of the most likely circumstances and events with respect to relevant factors
6.	Determining the estimated amounts based on the assumptions and other relevant factors
7.	Determining the accounting estimate is presented in conformity with applicable accounting principals and that disclosure is adequate.

Revenue Recognition Method 3: Installment

This will primarily be used in some real estate transactions where the sale may be agreed upon but the cash collection is subject to the risk of the buyer's financing falling through. As a result, the Company will use the method as described in the SFAS 66:
Installment Method - This method recognizes a sale and the corresponding loan. Any profits on the sale are only recognized as the Company receives payments from the purchaser/borrower.  Interest income is recognized on an accrual basis, when appropriate.

The installment method is used when the buyer's down payment is not adequate to allow use of the full accrual method but recovery of the cost of the property is reasonably assured if the buyer defaults. Assurance of recovery requires careful judgment on a case-by-case basis. Factors which should be considered include: the size of the down payment, loan to value ratios, projected cash flows from the property, recourse provisions, and guarantees.

Since default on the loan usually results in the seller's reacquisition of the real estate, reasonable assurance of cost recovery may often be achieved with a relatively small down payment. This is especially true in situations involving loans with recourse to borrowers who have verifiable net worth, liquid assets, and income levels. Reasonable assurance of cost recovery may also be achieved when the purchaser/borrower pledges additional collateral.

Revenue Recognition Method 4: Completion of Production Basis

This method recognizes revenues even if no sale is made. This applies to agricultural products and minerals because (1) there is a ready market for these products with reasonably assured prices, (2) the units are interchangeable; and (3) selling and distributing does not involve significant costs. While this method could be utilized primarily in the international market as in the recent Bas Congo minerals contract, the Company does not intend to recognize revenue until the product is sold and payment is received.

SFAC No. 5, paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues" . Paragraph 84(a) continues "the two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities and gains and losses from sales of other assets are commonly recognized at time of sale (usually meaning delivery)".  In addition, paragraph 84(d) states that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."
The Company believes that revenue generally is realized or realizable and earned when all of the following criteria are met:
1.	Persuasive evidence of an arrangement exists,
2.	Delivery has occurred or services have been rendered,
3.	The seller's price to the buyer is fixed or determinable,
4.	Collectability is reasonably assured.

planning its initial focus on Florida residential real estate development.  At this time, like the rest of the country, Florida is dealing with a very depressed real estate market. Due to this fact, the Company could suffer from little to no cash flow from these projects and even have to endure extended holding costs due to a flooded residential market. In the event the market does not improve and the Company continues forward in this market, the investors run the risk of losing some or all of their investment.

CERTAIN RELATED PARTY TRANSACTIONS

The following inherent or potential conflicts of interest should be considered by prospective investors before subscribing for Shares.

(1) Ronald Avery of The Ronco Group has served as a mentor to Julius Jackson, Sr. and the Company and has made substantial investment of capital, time, physical resources and reputation. From February - December 2007, the Company has received approximately $389,700 dollars from Ronald Avery in the form of cash and services.  Mr. Avery has provided funds for working capital, office space, travel and incidentals to the Company and provided personal loans to Mary White, the secretary of the Company, and Julius V. Jackson Sr., the president of the Company.  Past transactions during the past fiscal year were numerous with the aggregate amount of $389,000, all individual transactions being in amounts of less than $120,000. Prior to August 2, 2007, the amount totaled approximately $200,000 and was converted on August 2, 2007 to equity as described above and in Footnote 5 to the attached financial statements; from August 3 through December 31, 2007, loans by Mr. Avery to the Company aggregated an additional $189,700 approximately such amount remaining outstanding at year end.  Mr. Avery, in 2008 to date, has lent an additional $200,000 (approximate) to the directors of the Company with some of this money in turn being loaned to the Company and classified as long-term debt in the Company’s September  30, 2008 financial statement.  Such funding over the periods is reflected in this table:
March 2, 2002 (inception) to August 2, 2007 (converted to equity)	$200,000
After August 2, 2007	$189,700
Loaned to Mr. Jackson and Ms. White (per (6) below)	$210,300
Total	$600,000

Noting that the joint venture was contingent on funding at the Offering’s minimum, the Company and The Ronco Group have mutually agreed to terminate the proposed joint venture.  If the joint venture had been consummated, work of the Company, in areas where the Ronco Group had expertise, would have been bid on by the Ronco Group.  There would also have been bid requests made to other companies to get comparable bids.  Outside directors would have been provided bid summaries and tallies on all bids if the Ronco Group had been the lowest bidder.  An analysis would have been done by non-affected board members and a decision would have been made as to whether or not to award the bid to the Ronco Group.  If the Ronco Group were not the lowest bidder and staff recommended to the Board another company, the contract would have been awarded to the other bidder ,barring any unusual business or ethical issues   The fire distribution contract had no relationship to the real estate development contracts.  Given the elapsed time since the Company began the mentor /protégé relationship with the Ronco Group, the Company is no longer in need of that mentor/protégé relationship.  Therefore, there will be no continuing relationship with the Ronco Group other than rental from a corporate landlord owned by one of the principals of the Ronco Group.

(2) The Company will put out for bid those projects that might have been performed by The Ronco Group. (See above)  The fire protection and fuel distribution contracts, one of the projects that was expected to be performed under a joint venture relationship with The Ronco Group, was the first such bidding situation.  The apparent low bidder for that contract is TeKontrol Incorporated of Orlando, Florida.  Thomas Kornegay, a director of the Company, is the majority share holder of TeKontrol Incorporated of Orlando, Florida.

(3) Separately, Robert Curbelo, currently a director of the Company, is expected to be appointed to be project manager for a real estate development and construction contract contemplated by the Company.  Mr. Curbelo will be paid at market rates for his service to the Company.

(4) The Company relied on the expertise of Richard Corrigan, formerly an executive with the Overseas Private Investment Corporation,  to determine the net present value of the Company, should funding become available, to prosecute agreements the Company has signed.  Mr. Corrigan is now a member of the management team of the Company, including serving on the Board of Directors, which role and relationship might give rise to a question of his objectivity  relative to assessments that went into the Company’s business plan.

(5)Mr. Lane extended a bridge loan to the Company during April 2008.  Under the associated note, there was (among other provisions) security in the form of all shares Mr. Jackson  personally owns in the Company if such loan was not repaid on a timely basis.  The Company has defaulted on the loan.  Effective immediately, the parties (in lieu of the Shares in question being transferred from Mr. Jackson to Mr. Lane) have agreed as follows: Mr. Lane will accept the previous payment made in October of $27,500, the original principal loaned in April, and payment by the Company (inclusive of interest and penalties) in return for forbearance on levying on Mr. Jackson’s Shares and the Company’s timely payment of $49,080 on or before  December 31, 2008.  Such payment of such amount was made and, accordingly,  Mr. Lane will forbear levying on Mr. Jackson’s shares. All other provisions, including those relating to default, and a personal option of Mr. Lane’s to buy certain of Mr. Jackson shares, remain in place.  The Company had agreed to make the agreed payment out of the proceeds of the next available cash inflow to the Company, namely the next progress payment from Catoca Mining.

(6) As original investors in the Company, Mary White and Julius Jackson, each of whom is a director of the Company, took out various loans individually and advanced those fund to the Company to support activities necessary to cover expenses associated with the Company.  As reimbursement for such loans to the Company during its start-up, the Company has agreed to pay Ms. White (in full satisfaction of the aggregate loans that she has extended to the Company) and Mr. Jackson (in partial satisfaction of the loans that he has extended to the Company) in the amount of $125,000 each if the minimum is raised. Any other loan re-payments to Mr. Jackson are required to come from Company operations and be approved by the Board of Directors at that time.  Some of the money at issue was borrowed by Ms. White and Mr. Jackson from Ronald Avery, principal of The Ronco Group, and will be repaid from the contemplated reimbursements outlined in (1) above. The amounts that the parties have agreed to be repaid by the Company are the following: Ms. White ($125,000 but only if the minimum is raised); and Mr. Jackson ($260,111, after netting out the recent repayment of $49,080 to Tim Lane but limited to (i) $125,000 if only the minimum is raised and (ii) only if the above Board approval and payment only from operating revenue conditions outlined above are met). These amounts, when added to the $189,700 that was loaned to the Company from Ronald Avery, brings aggregate long-term debt, as reflected in the Company’s unaudited September 30, 2008 financial statements, to $614,891. (See Appendix I.)

Given the multiple relationships outlined above, the actions by the Company might be deemed to have been determined in other than an arms’-length manner.  In the future, all contracts will be put out for competitive bid.  Any contracts on which a Board member of any other related party might enter a bid will be awarded on the basis of lowest credible bid and the related party will not have any decision making authority in such an award.

The Company believes that any past transactions with its affiliates have been at prices and on terms no less favorable to the Company than transactions with independent third parties.  The Company may enter into transactions with its affiliates in the future.  However, the Company intends to continue to enter into such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties.  In that context, the Company will require any director or officer who has a pecuniary interest in a matter being considered to excuse himself or herself from any negotiations.  In any event, any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm’s-length terms.  In addition, a majority of the Board is (and must continue to be) neither an officer nor have a pecuniary interest (other than as a Shareholder or director) in any transactions with the Company.  In turn, commencing immediately, a majority of the independent Board of Directors members (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all matters involving interested parties.   Moreover, it is expected that additional independent directors will be added to the Board and the independent escrow agent, Action Stock Transfer Co., will begin serving no later than the initial closing for this Offering, to assure proper issuance of stock to Shareholders.

THE COMPANY

The Company was incorporated in Florida on March 25, 2002 to seek to provide a method of unifying the investment of funds within minority communities in the United States, and underserved communities in Africa, the Caribbean and Latin America, to extend the economic benefits of business ownership to indigenous peoples in a socially responsible manner.  Early activities included organizational business development activities, proposals and engineering plans were submitted to potential clients as were discussions of project scope.

Compensation to outside board members will be at $1,000 per meeting, plus travel and incidental expenses. There will be no compensation to board members employed by the Company or any of its affiliates unless serving in an officership or consulting capacity.

Under the proposed compensation agreement with the Company, as approved by a majority of the Company’s independent directors, Julius Jackson, Sr. and Mary White will each receive retroactive compensation of $7,500 per month for the first year of development and $10,000 each per month for the subsequent years not to exceed a combined total of $400,000 if the mid-point of this Offering is reached pursuant to a Resolution passed by the Board of Directors in its Annual Meeting held on December 14, 2002. To amplify, Ms. White and Mr. Jackson both accepted shares in the August 2, 2007 debt conversion to equity.  As they are both founding members of the Company, their decision to accept most of their retroactive compensation in stock was to minimize the amount of cash to be taken from the proceeds of the offering.  There are no extraordinary benefits, such as options, bonuses etc. accruing to Ms. White and Mr. Jackson.  Ms. White and Mr. Jackson have borrowed personally and if the minimum, maximum or mid-point are not achieved, will not expect any reimbursements from the Company beyond what is stated in the “Application Of Proceeds.”

As original investors in the Company, Mary White and Julius Jackson took out various loans individually to support activities necessary to cover expenses associated with the Company.  As reimbursement for such loans to the Company during its start-up and to this date, the Company has agreed to pay Ms. White and Mr. Jackson in the amounts of $125,000 each if the minimum is raised and $250,000 each if the mid-point is reached. Any other payments will come from Company operations and will be approved by the Board of Directors at that time.  Some of the money at issue was borrowed by Ms. White and Mr. Jackson from Ronald Avery, principal of The Ronco Group (see “Related Party Transactions”), and will be repaid from the contemplated reimbursements outlined above. The amounts that the parties have agreed to be repaid by the Company are the following: Ms. White ($125,000 if only the minimum is raised); and Mr. Jackson ($300,191, including the recent repayment of $49,080 to Tim Lane). These amounts, when added to the $189,700 that was loaned to the Company from Ronald Avery, brings aggregate long-term debt, as reflected in the Company’s unaudited September 30, 2008 financial statements, to $614,891. (See appendix I.)

Finally, by resolution passed  by the Board of Directors in the Annual Meeting held on August 2, 2007, should the mid-point of this Offering ($37,500,000) be achieved, the Board may choose to offer employment contracts to Messrs. Lane, Murdock and Johnson to fill specific needs of the Company. In addition to an agreement contained in a bridge note described below, Tim Lane, a Company director, and the Company have agreed that if, as expected, the Company starts a management company to serve as an adviser to an international private equity fund and he chooses to play an active role in the creation and administration of such equity fund management company, the Company will (1) pay a salary or consulting fee of at least $10,000 a month; and (2) grant Mr. Lane, with no investment required, an equity interest of not less than 5% founder’s ownership interest in such equity fund management company.

If only the minimum funding is subscribed for in this Offering and no other funds are available, it is intended that the amount of reimbursements for all employees will be reduced sufficiently until cash flow is available to adequately pay these amounts. However, it is intended that the difference between the full compensation level and what is paid will be accrued and ultimately paid when funds are available.

6.  SECURITY OWNERSHIP BY BENEFICIAL OWNERS AND MANAGEMENT

The following table summarizes certain information with respect to the beneficial ownership of the Company's Shares, immediately prior to and after this offering (and subsequent to the exchange of debt for equity as previously described):

	No. Shares Prior to Offering	% at Minimum	% at Mid-Point	% at Maximum	Current % of Common
Directors, Officers & Founders (1)
Julius Jackson Sr. (2) (3)	2,401,000	36.94%	25.616%	19.21%	38.42%
Charles H. Perkins, Sr.	640,625	9.86%	6.83%	5.12%	10.25%
W. David Lee	328,125	5.05%	03.5%	2.625%	5.25%
Mary White	562,500	8.65%	6.00%	4.5%	9.00%
Ronald Avery (Ronco Group)	250,000	3.85%	2.67%	2.00%	4.00%
Gordon Murdock	117,500	1.81%	12.533%	.94%	1.88%
Robert Curbelo	15,625	0.24%	.166%	.125%	0.25%
Thomas Kornegay	9,750	0.15%	.104%	.078%	0.16%
Joseph Johnson III	7,031	0.11%	0.08%	0.06%	0.11%
Patricia Braynon	3,125	0.05%	0.03%	0.03%	0.05%
Timothy Lane (3)	0	0.00%	0%	0%	0.00%
Newall Daughtrey	0	0.00%	0%	0%	0.00%
Ronald Hoston	0	0.00%	0%	0%	0.00%
Pamela Jeanne Corrigan	39,375	0.61%	.42%	.315%	0.63%
Total Directors & Officers	4,375,156	69.85%	57.95%	35.01%	69.99%
All Other Shareholders	1,874,844	30.15%	42.05%	64.99%	30.01%
Total Shares in Issue	6,250,000	100.00%	100.00	100.00	100.00

(1)	The address of such enumerated beneficial owners and management is that of the Company, 2825 N. 10th Street, St. Augustine, Florida 32084.

(2)
Julius Jackson, Sr., Chairman and President of the Company, in addition to his direct ownership (11.424%), has voting authority over the Julius Jackson, Jr. & Family Trust, 1832 N.W. 193rd  Street, Miami Gardens. Florida 33056, which owns 1,687,500 shares or 27.00% of the Company.  Accordingly, he is deemed to have “beneficial ownership” aggregating 38.424%.

(3)
Mr. Lane extended a bridge loan to the Company during April 2008.  Under the associated note, there was (among other provisions) security in the form of all Shares Mr. Jackson personally owns in the Company (739,804), if such loan was not repaid on a timely basis.  The Company has defaulted on the loan.  Effective immediately, the parties (in lieu of the Shares in question being transferred from Mr. Jackson to Mr. Lane) have agreed as follows:  Mr. Lane will accept the previous payment made in October of $27,500, the original principal loaned in April, and payment by the Company (inclusive of interest and penalties) in return for forbearance on levying on Mr. Jackson’s Shares for the Company’s timely payment of $49,080 on or before December 31, 2008. Such payment of such amount was made and, accordingly, Mr. Lane will forbear levying on Mr. Jackson’s shares.  All other provisions, including those relating to default and a personal option of Mr. Lane’s to buy certain of Mr. Jackson’s Shares remain in place.  The Company had agreed to make the agreed payment out of the proceeds of the next available cash inflow to the Company, namely the next progress payment from Catoca Mining.

A payment of $27,500 was made to Mr. Lane, a Company director, on  October 3, 2008, as a repayment of a loan by Mr. Lane on April 28,2008, sent by wire transfer to the account of the Company for the imminent trip to Africa and other working capital needs, These funds were included in the Company’s long term liabilities accruing interest at 7% per annum.  Mr. Lane required payment from proceeds of the Company’s revenue from its contract with Catoca Mining.  Mr. Lane was paid $27,500.00, his principal, on October 3, 2008 by wire transfer, which will reduce the Company’s long term liabilities.

SELECTED FINANCIAL DATA

The following table sets forth certain financial data for the Company. The selected financial data should be read in conjunction with the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto. (See Appendix I). The selected financial data for the periods ended December 31, 2007, 2006 and 2005, have been derived from the Company's financial statements, which have been audited by independent certified public accountants (See Appendix I).

purchases or establishes a radio station.  It will also have to comply with ownership limitations in force at the time that it enters that business sector.
▪	The Company will also have to comply with the no-call laws if it enters the direct mail and phone notification business.
▪
If the Company enter the financial services sector as contemplated, prior to expending any funds, it will develop a thorough business plan, including input from national and state lawyers and bankers.  They will be engaged by the Company to insure that both federal and state oversight can be satisfied by the Company.

▪
Indigenous Business Development in the various countries that we will work in is at varying stages of development.  In South Africa, a Black Economic Empowerment Law is a regulation  that must be met by all companies operating in South Africa. In other countries, such as Angola, there is no strict requirement to follow any regulation for Black Economic Empowerment.  (The Company, without coercion, practices Black Economic Empowerment and indigenous business development.)

Liquidity and Capital Resources

Cash and cash equivalents have recently become a part of the Company’s capital resources.  Specifically, cash available for work performed during the period ending September 30, 2008, for client Catoca Mineing was approximately $108,000.  The Company expects to earn an additional $900,000 before December 31, 2008, also from Catoca Mining.  The Company has funded pre-development expenses primarily from borrowings from founders and potential stockholders.  As of August 2, 2007, the date the loans extended were converted to equity in the Company, the principal balance of all outstanding advances was approximately $2,820,277.  Additional investments made in the Company over the years have come from the Company’s founders.

Management believes that its short and long-term needs for working capital, capital expenditures, new facilities and acquisitions will be satisfied by the proceeds of this Offering and the funds generated from future operations. In Risk Factor (1), the Company acknowledges it is in the early stages of development with a limited history of operations and minimal capital resources which are not adequate to fully implement its business plan. The Company’s long term liabilities are owed to existing shareholders that will only receive payment on the liabilities when the Company’s cash flow from operations are adequate to make payment on those long-term liabilities without negatively impacting operations. The Company’s current liabilities will continue to be covered by existing shareholders, principally Mr. Jackson, through loans through March 31, 2009, if and when needed, and will be converted to long-term liabilities at an annual interest rate of 7% per annum. The Company expects to generate annual revenue in an amount adequate to cover operating cost, with the end result being positive cash flow by the end of the first quarter of 2009 with the Company expecting to be liquid at that time and believes that no further loans from existing shareholders will be needed. As the Company’s operating expenses have averaged between $50,000 and $60,000 monthly and our contract with Catoca Mining is expected to begin generating, in the 4th quarter of 2008, in excess of $200,000 per month, the revenue will cover current expenses of the Company. As reflected in our financial statements for the period ending September 30, 2008, the approximately $132,000 earned in the third quarter of 2008, came from the performance by the Company on the Catoca Mining contract leaving approximately $114,000 in deferred revenue reflected in the Company’s financial statements.  Though materials for the project were ordered and made, the contract called for payment to be made once the materials were shipped and original bill of ladings were supplied to the customer.  Those requirements were met and a portion of the deposit was then recognized as revenue.  As a team from the Company will arrive in Angola in the second week of January 2009, towards the end of the rainy season, the work load will increase and the revenue is expected to continue at a minimum of $300,000. per month until the housing lots are turned over to the Company.  At that time, the revenue is expected to be maintained at that level, from Catoca Mining for approximately the next 2 years.

the Company has recently begun generating revenue from its fuel and fire protection contract with Catoca Mining. The Company was recently informed that Catoca Mining would like the Company’s negotiating team to return in early February for final negotiations on the Catoca Mining affordable housing contract. Management believes that the Company’s operating cost on this project could be covered by the housing development project for up to 24 months beyond the completion of the fuel and fire protection contract.  The Company intends to significantly reduce development expenditures, considering its need to focus on the execution of the existing contracts. However, if the Company is not successful in raising the minimum in its initial public offering, it will have to rely on funding via an irrevocable letter of credit from Catoca Mining, provisions for which are included in the associated contract.  The Company has met with Florida Export Finance Corporation and  is in the process of creating a stand-by facility in the amount of $500,000 to support working capital needs on the Catoca Mining fuel and fire contract.  Additionally, the Company has initiated, through Florida Export Finance Corporation, an application for credit for Catoca Mining and has received a letter of interest to provide that facility. Management believes this facility will provide needed financing for the Company’s sales and services to Catoca Mining. If these efforts prove futile, substantial doubt is raised about the Company's ability to continue as a going concern.  See “Risk Factors:  Going Concern Report Of Independent Certified Public Accountants” and “The Company:  Directors and Executive Officers; Julius Jackson” relating to a bankruptcy filing, later dismissed, of a company of which Mr. Jackson, President of the Company, was CEO. However, if the forgoing financial efforts are successful, or at least the minimum or mid-point of this Offering is raised, as the Company envisions, the Company’s management believes that it will have adequate funding to cover at least 12 to18 months of operations.

Plan of Operations

To date, the Company's activities have been organizational and developmental.  Significant time has been devoted to developing business relationships while identifying and evaluating potential projects and investment targets and raising capital.  Where costs for these activities are indirect and administrative in nature, they have been expensed in the accompanying Statement of Operations. (See Appendix I and II.) The majority of the deficit shown was incurred during the developmental activities.

No guarantees can be given that the Company's products and services will be accepted in the marketplace or that there will be sufficient revenues generated for the Company to be profitable. Besides the risk factors (see “Risk Factors"), businesses are often subject to risks not foreseen by management. In reviewing this Prospectus, potential investors should keep in mind other potential risks that could be important.

The Company has developed an action plan geared to raising varying amounts of capital. The Company will structure its operations based on both the amount of capital raised in this Offering and the timing of the receipt of the proceeds. Hence, during its initial 12 months of operation following the Offering, the Company will devote a significant portion of its day-to-day operations to marketing, recruiting and retaining key personnel as well as creating a variety of unique products and services tailored to target markets in Sub-Sahara Africa.

As previously outlined, with a minimum funding level of $3,000,000, the Company's operations would be limited to the acquisition of raw land for development in West St. Augustine and to develop Carishoca, a second affordable housing project expected to consist of 90 townhouses in Ft. Lauderdale, Florida. The ability to fund many of the additional prospective projects of MGW Americas would be severely limited by the need to generate sufficient profits from the sale of housing units to allow financing of both additional construction and the other projects or to serve as collateral to support borrowing for expansion needs.

In addition, the Company will benefit extensively from agreements with Catoca Mining Limited in Africa.  The agreements, while confidential, provide for outsourcing of numerous support functions including the construction of housing, the provision of medical care, and taking over the acquisition, maintenance, and operation of a fleet of small trucks.  Each of these projects is expected to self-funded, that is will not require additional capital commitments, and the client is providing funding payments to allow for final design and preliminary initial equipment and material acquisition.  A $246,000 good faith payment was received in March 2008 by the Company on the expectation, since realized, that the pertinent contracts will be finalized. As in typical construction projects, subsequent progress payments will be adequate to fund construction and profits, if any, will be realized at the conclusion of the projects.  Management believes these profits will allow the Company to pursue other projects and provide a return for investors.  The agreements with Catoca are not confidential entirely.  The prices for services, if seen by a competitor, could have an adverse effect on the Company.  Therefore we are requesting that any costing or pricing data be kept confidential.  The Company has signed the contract for fuel and fire protection and has commenced associated work to fulfill that Catoca Mines contract.  The Company anticipates additional contracts being signed with Catoca Mines on or before February 2009.  It is also the opinion of management that the receipt of additional funding over and above the minimum $3,000,000 contemplated above will allow the Company to complete these projects and to pursue additional, previously identified projects much more rapidly and to generate subsequent returns for investors sooner.